December 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Runway Growth Credit Fund Inc.
    File No. 814-01180
    Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Runway Growth Credit Fund Inc. (the "*Company*"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "*1940 Act*"), are the following:

1. A copy of the fidelity bond covering the Company in the amount of $900,000, which includes a statement as to the period for which premiums have been paid (the "*Bond*"); and

2. A Certificate of the Secretary of the Company containing a statement as to the period for which premiums have been paid and the resolutions approved on December 10, 2020 by unanimous written consent of the board of directors of the Company, pursuant to which a majority of the directors who are not "interested persons" of the Company, as defined under Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Bond.

If you have any questions regarding this submission, please do not hesitate to call me at (312) 281-6270.


Very truly yours,

RUNWAY GROWTH CREDIT FUND INC.

/s/ Thomas B. Raterman
Name: Thomas B. Raterman
Title: Chief Financial Officer,
        Treasurer and Secretary of the
        Company


Enclosures

CERTIFICATE OF SECRETARY

The undersigned, Thomas B. Raterman, Secretary of Runway Growth Credit Fund Inc., a Maryland corporation (the "***Company***"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "***SEC***") in connection with the filing of the Company's fidelity bond (the "***Bond***") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as <u>Exhibit A</u> is a copy of the resolutions approved by the board of directors of the Company, including a majority of the directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period December 15, 2020 to December 15, 2021.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 17th day of December, 2020.


/s/ Thomas B. Raterman
Thomas B. Raterman
Secretary of the Company


RESOLUTIONS OF THE BOARD OF DIRECTORS
OF RUNWAY GROWTH CREDIT FUND INC.

APPROVED ON DECEMBER 10, 2020

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder require a business development company, such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "*Covered Person*"); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each Covered Person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of all Independent Directors of the Company approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any Covered Person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1 which are described in the memorandum previously provided to the Board; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the Securities and Exchange Commission (the "*SEC*") and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, the Board, including all of the Independent Directors, have received and reviewed a copy of the current fidelity bond issued by Continental Insurance Company, a reputable fidelity insurance company, in an amount equal to $600,000 (the "*Current Fidelity Bond*"), which provides fidelity bond coverage for the Company; and

WHEREAS, the Board, including all of the Independent Directors, previously approved the Current Fidelity Bond, and approved the premium for the Current Fidelity Bond; and

WHEREAS, the Authorized Officers are negotiating a new fidelity bond to be issued by Continental Insurance Company upon expiration of the Current Fidelity Bond with such terms as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof, and to make payments and incur such expenses as any Authorized Officer shall approve in connection therewith; provided, that such new fidelity bond is issued on substantially the same terms and conditions as the Current Fidelity Bond, but include an aggregate bond amount of $900,000 to cover the officers and employees of the Company and to insure the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement (such new fidelity bond meeting this requirement, the "*New Fidelity Bond*"); and

WHEREAS, the Board, including all of the Independent Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company's officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including such Independent Directors.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including all of the Independent Directors, hereby authorizes the Authorized Officers, and each of them individually, to negotiate, execute and deliver such documents or agreements as may be necessary to cause the New Fidelity Bond to be issued upon expiration of the Current Fidelity Bond with such terms and premium as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof, and to make payments and incur such expenses as any Authorized Officer shall approve in connection therewith; provided, that such New Fidelity Bond is issued on substantially the same terms and conditions as the Current Fidelity Bond, but include an aggregate bond amount of $900,000 to cover the officers and employees of the Company and to insure the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement; and

FURTHER RESOLVED, that the terms and conditions of the New Fidelity Bond are approved in all respects by the Board and all of the Independent Directors; provided, that such New Fidelity Bond is issued in conformity with the foregoing resolution; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered, and directed (i) to negotiate, execute, and deliver such documents or agreements as may be necessary to cause the New Fidelity Bond to be issued, (ii) to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the New Fidelity Bond on behalf of the Company, and (iii) to do and perform all acts and things in connection with the foregoing, and to cause the Company to perform its obligations thereunder, including, but not limited to, paying of any premiums; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered, and directed to file a copy of the New Fidelity Bond and any other related document or instrument with the SEC; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered, and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments, and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors or Authorized Officers in connection with the documents and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved, and adopted in all respects as and for the acts and deeds of the Company.



151 North Franklin Street, Chicago, IL 60606

December 11, 2020

Ali Inan
Vice President
AON RISK INS. SERVICES WEST, INC.
425 MARKET STREET, SUITE 2800
SAN FRANCISCO, CA 94105

Re: Runway Growth Credit Fund Inc.
        Fidelity Bonds
        Policy Number 596747757
        Expiration Date: 12/15/2021

Dear Mr. Inan,

We are pleased to enclose Policy Number 596747757 for Runway Growth Credit Fund Inc.. We trust that this policy meets with the specifications outlined in our quotation (number 6227474801). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with Runway Growth Credit Fund Inc. and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Kyle Markovits

Kyle Markovits
Underwriting Director
(312) 822-5981
kyle.markovits@cna.com



For All the Commitments You Make®
125 Broad Street – 8th Floor, New York, NY 10004


Declarations
FINANCIAL INSTITUTION BOND
STANDARD FORM #14


CUSTOMER NUMBER			DATE ISSUED
316767			12/11/2020
POLICY NUMBER	**COVERAGE IS PROVIDED BY**		**PRODUCER NO.**
596747757	Continental Insurance Company (herein called 'Underwriter')		729509

NAMED INSURED AND ADDRESS	PRODUCER NAME AND ADDRESS
Item 1. Runway Growth Credit Fund Inc. (herein called 'Insured') 205 North Michigan Ave. Suite 4200 Chicago, IL 60601	AON RISK INS. SERVICES WEST, INC. Ali Inan 425 MARKET STREET, SUITE 2800 SAN FRANCISCO, CA 94105

Item 2.   Bond Period: from 12:01 a.m. on 12/15/2020 to 12:01 a.m. on 12/15/2021 standard time.

Item 3.   The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $900,000

Item 4.   Subject to Section 4 and 11 hereof,
    the Single Loss Limit of Liability is $900,000.
    and the Single Loss Deductible is $25,000.

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above.

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Fidelity - Blanket	$900,000	$25,000
Premises	$900,000	$25,000
Transit	$900,000	$25,000
Forgery or Alteration	$900,000	$25,000
Securities	$900,000	$25,000
Counterfeit Currency	$900,000	$25,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.   The liability of the Underwriter is subject to the terms of the following riders attached hereto:
G-145184-A Economic & Trade Sanctions Conditions
GSL-1725-XX Amendment of Insuring Agreement - Fidelity
CNA-92544-XX Asset Manager Fidelity Bond Enhancement Rider
CNA-94655-XX Cryptocurrency Exclusion Rider
SR 5109a Adding or Deducting Insureds Rider

F-30098-Bc
Ed. Date 6/98



For All the Commitments You Make®
125 Broad Street – 8th Floor, New York, NY 10004

Declarations
FINANCIAL INSTITUTION BOND
STANDARD FORM #14

Item 6. Notice of claim should be sent to the Underwriter at:

CNA – Claims Reporting
P.O Box 8317
Chicago, IL 60680-8317
Email Address: SpecialtyNewLoss@cna.com
Fax Number: 866-773-7504

Item 7. The Insured by acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) No(s). 596747757, such termination or cancelation to be effective as of the time this bond becomes effective.

Item 8. PROPOSED SCHEDULE OF UNDERLYING INSURANCE

Primary:	**Limit of Liability:**
	$ 0

Underlying Excess:
N/A

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.

By ______________________________ Countersigned by ______________________________
Attorney-in-fact Authorized Representative

Authorized Representative

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from

   (a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

   (b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

   while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

   (a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

   (b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

   provided that

   (i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

   (ii) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b) a Transportation Company and being transported in an armored motor vehicle, or

(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

   (i) records, whether recorded in writing or electronically, and

   (ii) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

   (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from

   (1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

   (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

   A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

   (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

      (a) Certificated Security,

      (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property.

      (c) Evidence of Debt,

      (d) Instruction to a Federal Reserve Bank of the United States, or

      (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

         (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

         (ii) is altered, or

         (iii) is lost or stolen;

   (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

   (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

   A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a) has occurred or will occur in offices or premises, or

(b) has been caused or will be caused by an employee or employees of such institution, or

(c) has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

   (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

   (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

   (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5. of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5. of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5., the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(d) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

  (1) represented by an instrument issued in bearer or registered form;

  (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

  (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

  (1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

  (2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

  (3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

  (4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

  (5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

  (6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

  (1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

    (a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as setoff against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's(') investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

(1) signed by the maker or drawer; and

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3) is payable on demand or at a definite time; and

(4) is payable to order or bearer.

(n) Partner means a natural person who

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1) a description of the Issue of which the Uncertificated Security is a part;

(2) the number of shares or units:

(a) transferred to the registered owner;

(b) pledged by the registered owner to the registered pledgee;

    (c) released from pledge by the registered pledgee;

    (d) registered in the name of the registered owner on the date of the statement; or

    (e) subject to pledge on the date of the statement;

  (3) the name and address of the registered owner and registered pledgee;

  (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

  (5) the date:

    (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

    (b) the pledge of the registered pledgee was registered, or

    (c) of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

  (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

  (2) of a type commonly dealt in on securities exchanges or markets; and

  (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a nonnegotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1) in obtaining credit or funds, or

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while

    (1) in the mail, or

    (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

    except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured

    (1) in establishing the existence of or amount of loss covered under this bond, or

    (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2. of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3. of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4. of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6. or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

    (1) submit to examination by the Underwriter and subscribe to the same under oath; and

    (2) produce for the Underwriter's examination all pertinent records; and

    (3) cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in subsection (c) of Section 4. of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4., exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2. of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.



THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

_____

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 596747757
ISSUED TO: Runway Growth Credit Fund Inc.
EFFECTIVE DATE OF ENDORSEMENT: 12/15/2020

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative _____
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145184-A (Ed. 6/03)
Page 1 of 1



AMENDMENT OF INSURING AGREEMENT - FIDELITY
(For use with TSB 5062b)

In consideration of the premium paid for this bond, it is understood and agreed that:

1.   INSURING AGREEMENT (A) FIDELITY is deleted in its entirety and replaced by the following:

       FIDELITY
       (A) Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

2.   The following definition is added to DEFINITIONS Section 1. of CONDITIONS AND LIMITATIONS:

       Larceny or Embezzlement means larceny or embezzlement as set forth in Section 37 of the investment Company Act of 1940.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative _____
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)



ASSET MANAGER FIDELITY BOND ENHANCEMENT RIDER

In consideration of the premium paid, it is hereby understood and agreed that:

I.   Solely with respect to the coverage afforded under this Rider, Item 4. of the Declarations is amended to include the following Schedule of Coverage:

CLIENT CAPITAL INSURING AGREEMENT

Single Loss Limit of Liability	Single Loss Deductible
$600,000	$25,000

CYBER CRIME COVERAGE INSURING AGREEMENT

Coverage:	Single Loss Limit of Liability	Single Loss Deductible	Verified Payment Order Amount
1. Computer to Computer Systems Fraud- Misappropriated Access Credentials	$600,000	$25,000	N/A
2. Computer to Computer Systems Fraud- Hacker or Interloper or Virus	$600,000	$25,000	N/A
3. Fraudulent Transfer Instructions- Funds Transfer Fraud	$600,000	$25,000	$25,000
4. Data or Computer Programs- Destruction or Theft	$600,000	$25,000	N/A

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT

Single Loss Limit of Liability	Single Loss Deductible	Amount Over Which a Callback Verification is Required
$250,000	$25,000	$25,000

II.   The **INSURING AGREEMENTS** is amended to add the following new Insuring Agreements:

A.   CLIENT CAPITAL

Loss of Client Capital, including loss of Client Capital held by the Insured in its capacity as a fiduciary of Client Capital, resulting directly from dishonest or fraudulent acts committed by an Employee, wherever committed and whether committed alone or in collusion with others.

Such dishonest and fraudulent acts must be committed by the Employee with the intent to cause the Client to sustain such loss and must result in an improper financial benefit to either such Employee or other natural person acting in collusion with such Employee.

As used in this Insuring Agreement, improper financial benefit shall not include any employee benefits earned in the normal course of employment including salaries, commissions, fees, bonuses, promotions awards, profit sharing, or pensions.

B.   CYBER CRIME COVERAGE

1.   COMPUTER TO COMPUTER SYSTEMS FRAUD–MISAPPROPRIATED ACCESS CREDENTIALS

Loss resulting directly from the transfer of Money or Uncertificated Securities from a Customer's account with the Insured by the Insured's Computer with no action, authorization or intervention

CNA92544XX (6-18)
Page 1
Continental Insurance Company
Insured Name: Runway Growth Credit Fund Inc.

Policy No: 596747757
Endorsement No: 3
Effective Date: 12/15/2020



taken by an Employee. Such transfer must be caused directly by the use of any Computer to gain unauthorized access into the Insured's Computer through a Network by misappropriating and using the Access Credentials of the Customer, thereby causing the Computer to effect such transfer.

It shall be a condition precedent to coverage under this COMPUTER TO COMPUTER SYSTEMS FRAUD – MISAPPROPRIATED ACCESS CREDENTIALS Insuring Agreement that the Insured must have previously established Security Procedures between the Insured and such Customer.

2.   COMPUTER TO COMPUTER SYSTEMS FRAUD – HACKER OR INTERLOPER OR VIRUS

Loss resulting directly from the transfer of Money or Uncertificated Securities from a Customer's account with the Insured by the Insured's Computer with no action, authorization or intervention taken by an Employee. Such transfer must be caused directly by the unauthorized entry of Data or Computer Programs into the Insured's Computer through a Network by a hacker, interloper or virus without the use of Access Credentials, thereby causing the Computer to effect such transfer.

3.   FRAUDULENT TRANSFER INSTRUCTIONS – FUNDS TRANSFER FRAUD

Loss resulting directly from an Employee having, in good faith, initiated, authorized or taken action to assist the transfer of Money or Securities on deposit in a Customer's account with the Insured in reliance upon a fraudulent Payment Order transmitted to the Insured via the Insured's on-line banking system, telefacsimile device, telephone, or electronic mail; provided:

(a)   the fraudulent Payment Order purports, and reasonably appears, to have originated from:
        (i)   such Customer;
        (ii)   an Employee acting on instructions of such Customer; or
        (iii)   another financial institution on behalf of such Customer and authorized to make such Payment Order; and
(b)   the sender of the fraudulent Payment Order confirmed the identity of the Customer with the Access Credentials of such Customer; and
(c)   the sender was not, in fact, such Customer, and was not authorized to act on behalf of such Customer, and was not an Employee; and
(d)   the Payment Order was received by an Employee specifically authorized by the Insured to receive and act upon such Payment Order.

Provided that prior to the Insured making payment in excess of the Verified Payment Order Amount:

(i)   the Insured must have verified the Payment Order via a call back to a previously agreed upon telephone number or other out of band verification procedure approved in writing by the Underwriter as set forth in the Insured's Written agreement with such Customer; and

(ii)   the Insured shall have preserved a contemporaneous record of the call back or other out of band verification of the Payment Order which verifies use of the Access Credentials of the Customer.

In the event that the Insured fails to perform the required call back or other out of band verification for the transfer of Money or Securities in excess of the Verified Payment Order Amount, the Underwriter shall not be liable for any loss in excess of such amount.

4.   DATA OR COMPUTER PROGRAMS - DESTRUCTION OR THEFT

(a)   Loss resulting directly from the malicious modification, manipulation, destruction of, or damage to, Data or Computer Programs owned by the Insured or for which the Insured is legally liable for such destruction or damage while stored within the Insured's Computer;

CNA92544XX (6-18)
Page 2
Continental Insurance Company
Insured Name: Runway Growth Credit Fund Inc.

Policy No: 596747757
Endorsement No: 3
Effective Date: 12/15/2020



(b) Loss resulting directly from the robbery, burglary, larceny, theft, misplacement or mysterious unexplainable disappearance of Data or Computer Programs owned by the Insured or for which the Insured is legally liable;

As used in this Insuring Agreement, Loss means, and is limited to, the cost of duplication of such Data or Computer Programs from other Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

C. SOCIAL ENGINEERING FRAUD

Loss of Money or Securities resulting directly from an Insured having, in good faith, transferred, paid or delivered Money or Securities from such Insured's account as a result of Social Engineering Fraud committed by a person or entity, who is not, but purports to be a Vendor or Employee; provided that prior to the Insured making payment in excess of the Amount Over Which a Callback Verification is Required:

1. that the Insured performed a Callback Verification; and

2. the Callback Verification was recorded, logged, or otherwise documented by the Insured.

In the event that the Insured failed to perform the required Callback Verification for the transfer, payment or delivery of Money or Securities in excess of the Amount Over Which a Callback Verification is Required the Underwriter shall not be liable for any loss in excess of such amount.

III. The **CONDITIONS AND LIMITATIONS**, Section 1. DEFINITIONS is amended as follows:

A. Solely with respect to the coverage provided by the Insuring Agreement entitled CLIENT CAPITAL, the **CONDITIONS AND LIMITATIONS**, Section 1. DEFINITIONS is amended to add the following new definitions:

Client means any entity, organization or natural person that:
1. has an account;
2. is in the process of opening an account; or
3. has been informed by, and reasonably believes that, an Employee has opened, or is in the process of opening, an account on their behalf,
with the Insured.

Capital means Money, Securities, or precious metals.

B. Solely with respect to the coverage provided by the Insuring Agreements entitled CYBER CRIME COVERAGE and SOCIAL ENGINEERING FRAUD, the **CONDITIONS AND LIMITATIONS**, Section 1. DEFINITIONS is amended to add the following new definitions:

Access Credentials means information, items or identifying characteristics provided by the Customer to the Insured as part of a submission of a Payment Order or to gain access to the Insured's Computer, and used by the Insured or Insured's Computer to authenticate the Customer's identity, including, but not limited to, passwords, personal identification numbers, shared secrets, tokens and biometrics.

Callback Verification means a verbal conversation using a Pre-Determined Telephone Number, or another pre-established commercially reasonable out of band verification procedure, to verify the identity of the Vendor or Employee and the authenticity of the Communication.

CNA92544XX (6-18)
Page 3
Continental Insurance Company
Insured Name: Runway Growth Credit Fund Inc.

Policy No: 596747757
Endorsement No: 3
Effective Date: 12/15/2020



Communication means an electronic, telefacsimile, telephone or Written instruction received by the Insured that:

1.   establishes or changes the method, destination or account for payment or delivery of Money or Securities;
2.   contains a misrepresentation of a material fact; and
3.   is relied upon by any Employee, believing it to be true..

Computer means an electronic device or a group of devices that are capable of receiving Data and performing a sequence of operations in accordance with a Computer Program to produce a result in the form of information or signals.

Computer Program means a set of related electronic instructions which direct the operations and functions of a Computer that enables the Computer to receive, process, store or send Data.

Customer means a natural person or entity who has a Written agreement with the Insured signed by such natural person or entity which contains the terms of the Security Procedures.

Data means facts or information converted in a form usable in a Computer by a Computer Program and capable of being stored in a Computer.

Insured's Computer means a Computer or system of Computers:
1.   owned by the Insured;
2.   for which the Insured controls access; or
3.   housed and maintained by a third party service provider pursuant to a Written agreement between the Insured and the service provider, which specifically addresses the housing and maintenance of the Computer or system of Computers.

Network means any computer communication systems, including any automated interbank communication system and the internet, that allows the direct input, without any Employee intervention, of Data or Computer Programs from a Computer to the Insured's Computer.

Payment Order means an instruction of a Customer to the Insured to pay, or to cause another financial institution to pay, a fixed or determinable amount of Money or Securities to a another person.

Pre-Determined Telephone Number means a telephone number that:
1.   was provided by the Vendor or Employee, when the Written agreement or other arrangement was first established with the Insured;
2.   replaced a telephone number previously provided by the Vendor or Employee, provided that confirmation of the legitimacy of the replacement telephone number was achieved through a commercially reasonable out of band verification procedure.

Security Procedure means a procedure established by Written agreement of the Insured and its Customer for the purpose of verifying the authenticity or accuracy of a Payment Order received by the Insured. A Security Procedure may require the use of algorithms or other codes, identifying words or numbers, encryption, callback procedures, or similar security devices.

Social Engineering Fraud means the intentional misleading of an Employee through the use of a Communication.

Vendor means a person or entity that has provided goods or services to the Insured under a genuine, pre-existing:

1.   Written agreement; or
2.   other arrangement.

CNA92544XX (6-18)
Page 4
Continental Insurance Company
Insured Name: Runway Growth Credit Fund Inc.

Policy No: 596747757
Endorsement No: 3
Effective Date: 12/15/2020



Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian or similar entity.

C.   The **CONDITIONS AND LIMITATIONS**, Section 1. DEFINITIONS is amended as follows:

1.   The definition of Employee is deleted in its entirety and replaced with the following:

Employee means:

1.   a duly elected or appointed director, trustee, governor, officer, in-house general counsel, in-house chief compliance officer, Manager, Partner, or principal of the Insured;
2.   a natural person, other than a natural person in 1. above, while in the regular service of the Insured at any of the Insured's premises and compensated directly by the Insured through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the Insured has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service;
3.   a guest student pursuing studies or performing duties in any of the Insured's premises;
4.   an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;
5.   a natural person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's premises;
6.   an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;
7.   an employee of a fund administrator for the Insured, or sub-advisor to the Insured; or
8.   any partner, officer or employee of a partnership or corporation authorized by Written agreement with the Insured to perform services for the Insured.

Each employer of persons as set forth in 4., and 5., above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of the definition of Single Loss and in the event of payment under this bond, the Underwriter shall be subrogated to the Insured's rights of recovery, as stated in Section 7. ASSIGNMENT – SUBROGATION- RECOVERY- COOPERATION of the **CONDITIONS AND LIMITATIONS** against any such employer.

Agents, custodians, prime brokers, transfer agents, real estate or construction managers or other representatives of the same general character shall not be considered Employees.

2.   The definition of Partner is deleted in its entirety and replaced with the following:

Partner means any:

1.   general partner, managing general partner, venture partner, administrative general partner of the Insured; or

2.   limited partner who is also employed by the Insured.

3.   The definition of Property is deleted in its entirety and replaced with the following:

Property means Money, revenue and other stamps, Securities, including any note, stock, treasury stock, bond, debenture, Evidence of Debt, Certificate of Deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, Certificate of Deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, or any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing, bills of exchange, Acceptances, checks, Withdrawal Orders, money orders, travelers' checks or Letters of Credit,



bills of lading, abstracts of title, insurance policies, deeds or mortgages on real estate and/or upon chattels and interests therein, assignments of such policies, deeds or mortgages, other valuable papers, including books of accounts and other records used by the Insured in the conduct of its business (but excluding all electronic data processing records), all other instruments similar to or in the nature of the foregoing, and precious metals in any form, which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

4. The following new definitions are added:

Fund means:

1. any Private Fund; and
2. any Registered Fund.

Manager means, solely with respect to a limited liability company, such entity's manager, managing member, management committee member or member of the board of managers.

Management Control means:

1. owning or controlling interests of an entity representing more than fifty percent (50%) of the right to control or manage such entity as evidenced by the present power to elect, designate or appoint the majority of the board of directors, management committee members, management board members, general partners, or managing partners of such entity, or
2. with respect to an entity having the present right, pursuant to a written contract or an Organizational Document, to elect, designate or appoint the majority of the board of directors, management committee members, management board members, general partners, or managing partners of such entity.

Organizational Document means the articles of incorporation or association, certificate of incorporation, charter, by-laws, offering memorandum, limited liability company agreement, partnership agreement, operating agreement, subscription agreement, advisory or management agreement, separate indemnification agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, organization, or governance of an Insured, including any amendments thereto.

Portfolio Company means any entity in which a Private Fund owns or controls (or previously owned or controlled) outstanding debt or equity securities of such entity.

Private Fund means any:
1. investment company:
   (a) created or sponsored by an Insured as of the effective date of this bond;
   (b) that has been terminated, merged, sold, or dissolved, including any series or portfolios of such investment company, but only for loss that occurred while such Private Fund was owned or managed by the Insured;
2. affiliated parallel funds, master funds, feeder funds, blocker funds, special purpose entities, limited purpose entities, investment holding companies, or other entities created for the purpose of holding investments in the name or right of an investment company that is described in 1(a) or 1(b) above; or
3. entity general partner or entity managing general partner of a partnership, or entity managing member of a limited liability company, of an investment company that is described in 1(a) or 1(b) above.

Registered Fund means any:
1. investment company registered under the Investment Company Act of 1940:
   (a) as of the effective date of this bond; or

CNA92544XX (6-18)
Page 6
Continental Insurance Company
Insured Name: Runway Growth Credit Fund Inc.

Policy No: 596747757
Endorsement No: 3
Effective Date: 12/15/2020



    (b) that has been terminated, merged, sold, or dissolved, including any series of portfolios of such investment company, but only for loss that occurred while such Registered Fund was sponsored or managed by the Insured; or

  2. series of portfolios of any investment company described in 1(a) above.

Securities means:

  1. a Certificated Security; or

  2. an Uncertificated Security.

Subsidiary means an entity, in which the Insured has Management Control directly or indirectly through one or more other Subsidiaries:

  1. on or before the effective date of this bond; or

  2. after the effective date of this bond by reason of being created or acquired by the Insured after such date, subject to **GENERAL AGREEMENTS** B. ADDITIONAL OFFICES OR EMPLOYEES —CONSOLIDATION, MERGER OR PURCHASE OF ASSETS— NOTICE.

Subsidiary does not include any Fund or Portfolio Company.

Written means expressed through letters or marks placed upon paper and visible to the eye.

IV. For purposes of the coverage provided by this bond, Insured includes:

  1. the entity or organization listed under Named Insured on Item 1. of the Declarations; and
  2. any Subsidiary; and
  3. any Registered Fund; and
  4. any Private Fund.

V. The **CONDITIONS AND LIMITATIONS**, Section 2. EXCLUSIONS is amended as follows:

  A. In addition to the exclusions set forth in the **CONDITIONS AND LIMITATIONS**, Section 2. EXCLUSIONS, solely with respect to the coverage provided by the CYBER CRIME COVERAGE and SOCIAL ENGINEERING FRAUD Insuring Agreements, the following exclusions are added:

  This bond does not cover:

  1. loss resulting directly or indirectly from the Insured's Employee having initiated, authorized or taken action to assist the transfer of Money or Securities in reliance on the validity of a Payment Order received via the Insured's on-line banking system, telefacsimile device, telephone or electronic mail, unless covered under the Insuring Agreements, entitled FRAUDULENT TRANSFER INSTRUCTIONS–FUNDS TRANSFER FRAUD, or SOCIAL ENGINEERING FRAUD;

  2. loss resulting directly or indirectly from the Insured's assumption of liability under any oral or Written contract, unless such liability would otherwise be covered by this bond and would be imposed on the Insured in the absence of such contract;

  3. the cost of duplication of Data or Computer Programs except when covered under the Insuring Agreement entitled DATA OR COMPUTER PROGRAMS- DESTRUCTION OR THEFT;

  4. loss resulting directly or indirectly from Negotiable Instruments, Securities, documents or other Written instruments which bear a forged signature, or are counterfeit, altered or otherwise

CNA92544XX (6-18)   Policy No: 596747757
Page 7   Endorsement No: 3
Continental Insurance Company   Effective Date: 12/15/2020
Insured Name: Runway Growth Credit Fund Inc.



fraudulent and which are used as source documentation in the preparation of Data or manually keyed into a data terminal;

5.   loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs in the Insured's Computer unless covered under the Insuring Agreements entitled COMPUTER TO COMPUTER SYSTEMS FRAUD–MISAPPROPRIATED ACCESS CREDENTIALS or COMPUTER TO COMPUTER SYSTEMS FRAUD–HACKER OR INTERLOPER OR VIRUS;

6.   loss resulting directly or indirectly from:

    a.   mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects the Insured's Computer, or

    b.   failure or breakdown of electronic data processing media, or

    c.   error or omission in programming or processing;

7.   loss resulting directly or indirectly from the input of Data into a Computer either on the premises of a Customer of the Insured or under the control of such Customer by a person who had authorized access to the Customer's Access Credentials or Computer;

8.   loss resulting directly or indirectly from the theft, disappearance or destruction of cryptocurrency or from the change in value of cryptocurrency;

9.   loss resulting directly or indirectly from any actual, alleged or attempted kidnap or extortion or ransom demand.

B.   In addition to the exclusions set forth in the **CONDITIONS AND LIMITATIONS**, Section 2. EXCLUSIONS, solely with respect to the coverage provided by the Insuring Agreement entitled SOCIAL ENGINEERING FRAUD the following new exclusions are added:

This bond does not cover:

1.   loss resulting directly or indirectly from any investment in securities, or ownership in any corporation, partnership, real property, or similar instrument, whether or not such investment is genuine;

2.   loss resulting directly or indirectly from any gambling, game of chance, lottery or similar game;

3.   loss of or damage to Money or Securities while in the mail or in the custody of any carrier for hire, including but not limited to any armored motor vehicle company;

4.   loss resulting directly or indirectly from any person or entity's use of or acceptance of any credit, debit or charge card or similar card or instrument, whether or not genuine;

5.   loss resulting directly or indirectly from the failure, malfunction, illegitimacy, inappropriateness, or inadequacy of any product or service.

C.   In addition to the exclusions set forth in the **CONDITIONS AND LIMITATIONS**, Section 2. EXCLUSIONS, solely with respect to the coverage provided by the Insuring Agreement entitled FRAUDULENT TRANSFER INSTRUCTIONS–FUNDS TRANSFER FRAUD, the following new exclusion is added:

This bond does not cover loss resulting directly or indirectly from a fraudulent Payment Order if the sender of the Payment Order, or anyone acting in collusion with the sender, ever had authorized access to such Customer's Access Credentials.

CNA92544XX (6-18)
Page 8
Continental Insurance Company
Insured Name: Runway Growth Credit Fund Inc.
Policy No: 596747757
Endorsement No: 3
Effective Date: 12/15/2020



VI.   **GENERAL AGREEMENTS** B. ADDITIONAL OFFICES OR EMPLOYEES— CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE is deleted in its entirety and replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES— CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

1.   If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

2.   If during the Bond Period, the Insured forms a new Subsidiary or Fund or acquires Management Control of any entity or organization such that it becomes a Subsidiary or Fund, the Underwriter agrees to provide coverage under this bond, effective on the date the Insured forms such new Subsidiary or Fund or acquires Management Control of such new Subsidiary or Fund for the remainder of the Bond Period, with no additional premium, provided the entity meets all of the following conditions:

a.   its assets under management or advisement shall not exceed fifty percent (50%) of the assets under management or advisement of the Insured at the time of the acquisition of Management Control;

b.   it has not had any bond claim or loss for the three (3) years prior to the date of acquisition; and

c.   it is not the subject of any disciplinary action or proceeding by Federal, state, or local, officials, or foreign equivalent positions, as of the date of acquisition.

3.   If during the Bond Period, the Insured forms a new Subsidiary or Fund or acquires Management Control of any entity or other organization such that it becomes a Subsidiary or Fund and such Subsidiary or Fund does not meet all of the conditions listed in paragraph 2. above, or the Insured otherwise merges or consolidates with another entity such that the Insured is the surviving entity, then such Subsidiary, Fund or merged or consolidated entity shall be an Insured under this bond for only sixty (60) days from the effective date of the formation, acquisition, merger or consolidation unless the Insured has:

a.   given the Underwriter Written notice of the formation, acquisition, merger or consolidation prior to the proposed effective date of such action; and

b.   obtained the Written consent of the Underwriter to extend some or all of the coverage provided by this bond to such additional exposure; and

c.   after obtaining such consent, paid the Underwriter additional premium if required by the Underwriter.

Coverage for any entity described herein and for any of its employees shall be subject to such additional or different terms, conditions and limitations of coverage as the Underwriter may require.

If the Insured fails to give such notice as required herein or fails to pay the required additional premium, then coverage for such new Subsidiary, Fund or merged or consolidated entity and any employees thereof shall terminate with respect to any bond claim or loss made more than sixty (60) days after the effective date of such creation, acquisition, merger or consolidation.

VII.   Solely with respect to the coverage provided by this Rider, the **CONDITIONS AND LIMITATIONS**, Section 4. LIMIT OF LIABILITY, is amended to add the following:



Provided always, the Single Loss Limit of Liability for the Insuring Agreements listed on the Schedule of Coverage is a sublimit of liability that is part of, and not in addition to, the Aggregate Limit of Liability set forth in Item 3. of the Declarations. In no way shall these sublimits serve to increase the Underwriter's Aggregate Limit of Liability under this bond.

VIII.   Solely with respect to the coverage provided by this Rider, the **CONDITIONS AND LIMITATIONS**, Section 9. OTHER INSURANCE OR INDEMNITY is amended to add the following:

Notwithstanding anything in the bond or this Rider to the contrary, in the event a loss is covered under this Rider and any other policy, the coverage provided by this Rider shall apply on a primary basis to such other policy.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.



CRYPTOCURRENCY EXCLUSION RIDER

In consideration of the premium, Section 2, Exclusions set forth in the **CONDITIONS AND LIMITATIONS** is amended to add the following exclusion:

> This bond does not cover loss resulting directly or indirectly from the theft, destruction, disappearance, misplacement, or change in value of any virtual or digital currency in which cryptography or other encryption security techniques are used to regulate the generation of units of currency and/or verify the transfer of funds, operating independently of a central bank, including when such virtual or digital currency cannot be retrieved or accessed for any reason.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA94655XX (12-18)
Page 1
Continental Insurance Company
Insured Name: Runway Growth Credit Fund Inc.

Bond No: 596747757
Rider No: 4
Effective Date: 12/15/2020

ADDING OR DEDUCTING INSUREDS RIDER

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Runway Growth Finance LLC

Accepted:

ADDING OR DEDUCTING INSUREDS RIDER
FOR USE WITH ALL FORMS OF BONDS CONTAINING A JOINT INSURED CLAUSE OR RIDER. TO ADD OR DEDUCT JOINT INSUREDS.
REVISED TO MAY, 1957.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy	
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of this rider/endorsement
5	596747757		



Countersigned by _____
Authorized Representative

Page 1 of 1

SR 5109a
(ED. 5/57)